Exhibit 99.1

PRESS RELEASE

2021 FIRST QUARTER RESULTS

CNH Industrial reports record first quarter. Consolidated revenues of $7.5 billion (up 37% compared to Q1 2020), net income of $425 million, adjusted diluted EPS of $0.32, and adjusted EBIT of Industrial Activities of $545 million (up $693 million), with strong performance from all segments year over year. Industrial Activities net cash of $0.6 billion at March 31, 2021, with free cash flow seasonally negative by $0.4 billion.

Financial results presented under U.S. GAAP

“Our robust start to 2021 reflects both elevated demand from our end markets and the impressive performance of this entire CNH Industrial team. We overcame unprecedented supply chain challenges, rising commodity costs and the persistent impact of COVID-19 to deliver solid revenue growth and margin expansion, also above Q1 2019 performance, which testifies to the commitment, drive and ingenuity of our global workforce. Consistent with our emphasis on customer and dealer satisfaction, we made new technology investments in Monarch Tractor and Augmenta and are excited about the innovative products and services we will bring to market. All our businesses and brands executed well, and we were particularly encouraged by the strong results Agriculture delivered. And with our refocused efforts on the spin, the outperformance of Iveco and our On-Highway business was timely. With healthy momentum in our markets, agile and improving execution across our businesses, and an ambitious but achievable strategy in place, the CNH Industrial team is well-positioned for the rest of the year and beyond.”

Scott Wine, Chief Executive Officer

2021 First Quarter Results

(all amounts $ million, unless otherwise stated – comparison vs Q1 2020)

US-GAAP						NON-GAAP(1)
Consolidated revenues	7,473	+37%		+32%c.c.	(*)	Adjusted EBIT of Industrial Activities	545	+468%

of which Net sales of Industrial Activities	7,043	+41%		+36%c.c.		Adjusted EBIT Margin of Industrial Activities	7.7%	+1,070	bps

Net income	425	+479				Adjusted net income	454	+520

Diluted EPS $	0.30	+0.35				Adjusted diluted EPS $	0.32	+0.38
Cash flow from operating activities	372	+904				Free cash flow of Industrial Activities	(371)	+1,152

Cash and cash equivalents	7,059	-1,726	(**)			Available liquidity	13,886	-1,985	(**)

(*) c.c. means at constant currency                (**) comparison vs December 31, 2020

Net sales of Industrial Activities of $7,043 million, up 41% due to higher volumes driven by strong industry demand, particularly in Agriculture and Commercial and Specialty Vehicles, together with favorable price realization, primarily in Agriculture.

Adjusted EBIT of Industrial Activities of $545 million (loss of $148 million in Q1 2020), with all segments up year over year. Agriculture adjusted EBIT margin above 13%, Powertrain above 9% and Construction at 3.8%. Commercial and Specialty Vehicles adjusted EBIT of $76 million, the highest in Q1 since 2013.

Adjusted net income of $454 million, with adjusted diluted earnings per share of $0.32 (adjusted net loss of $66 million in Q1 2020, with adjusted diluted loss per share of $0.06).

Reported income tax expense of $157 million and adjusted income tax expense(1) of $143 million, with adjusted effective tax rate (adjusted ETR(1)) of 25%, which reflects jurisdictional mix of pre-tax results and net discrete tax charges.

Free cash flow of Industrial Activities was negative $0.4 billion as a result of lower than historical seasonal working capital cash absorption. Total Debt of $23.8 billion at March 31, 2021 ($26.1 billion at December 31, 2020). Industrial Activities net cash(1) position at $0.6 billion, a decrease of $0.2 billion from December 31, 2020.

Available liquidity at $13.9 billion as of March 31, 2021. On February 26, 2021, CNH Industrial N.V. extended by one year, to March 2026, its syndicated committed revolving credit facility for €3,950.5 million. In March 2021, CNH Industrial Finance Europe S.A. repurchased all its outstanding notes due May 23, 2022 equaling €316 million (~$371 million).

General improvement in market demand and in customer sentiment reflected increased economic activity globally and stronger commodity prices. We remain cautious about the future impacts on CNH Industrial’s end-markets and operations of restrictions on social interactions and business operations to limit the resurgence of the COVID-19 pandemic.

Furthermore, rising demand is adding pressure to our supply chain, requiring diligent coordination to keep our production at desired levels. Adverse market trends in raw materials (particularly steel), freight and logistics costs have impacted our product cost performance in Q1. Increasing input costs are expected in Q2, and pressure is likely to continue throughout the remainder of the year.

Order book in Agriculture more than doubled year over year for both tractors and combines, driven by strong growth in North America for tractors, and in South America for combines.

Construction order book up year over year in both Heavy and Light sub-segments, with increases in all regions.

Truck order intake in Europe up 96% year over year, with light duty trucks up 95%, and medium & heavy-duty trucks up 101%.

2021 Outlook

The Company expects strong demand to continue across regions and segments. To best serve our customers, supply chain management will remain diligent to address surging raw material prices, freight and logistics costs expected throughout the remainder of the year. Positive price realization will partially offset supply chain challenges.

As a result, the Company is updating the 2021 outlook for its Industrial Activities as follows:

•	Net sales(***) up between 14% and 18% year on year including currency translation effects

•	SG&A expenses lower/equal to 7.5% of net sales

•	Free cash flow positive between $0.6 billion and $1.0 billion

•	R&D expenses and capital expenditures at ~ $2.0 billion.

Refer to section “Notes” at page 3 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations (***) Net sales reflecting the exchange rate of 1.20 EUR/USD	1

PRESS RELEASE

AGRICULTURE

In North America, tractor demand was up 53% for tractors under 140 HP, and up 15% for tractors over 140 HP; combines were up 17%. In Europe, tractor and combine demand were up 20% and 14%, respectively. South America tractor demand was up 31% and combine demand was up 28%. Significant increase in demand for tractors and combines was also noted in Rest of World.

Net sales were up 35%, mainly due to higher industry demand, better mix, favorable price realization and reduced destocking actions.

Adjusted EBIT was $399 million, with Adjusted EBIT margin at 13.1%. The $375 million increase was driven by higher volumes, favorable mix, positive price realization and improved income from non-consolidated joint ventures. Higher raw material and freight costs partially offset favorable product cost and quality performances.

	Q1 2021	Q1 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,038	2,244	+35.4%	+13.8%
Adjusted EBIT ($ million)	399	24	+375
Adjusted EBIT margin	13.1%	1.1%	+1,200	bps

CONSTRUCTION

Global demand for construction equipment increased in both Heavy and Light sub-segments, with Heavy up 38% and Light up 24%. Demand increased 41% in both Rest of World and South America, 25% in North America, but decreased 2% in Europe.

Net sales were up 55%, as a result of higher volumes, re-alignment of production levels to retail performance, and better price realization.

Adjusted EBIT increased $108 million due to favorable volume and mix, positive price realization and positive fixed cost absorption, partially offset by higher purchasing and freight costs. Adjusted EBIT margin at 3.8%.

	Q1 2021	Q1 2020	Change	Change at c.c.(*)
Net sales ($ million)	656	422	+55.5%	+55.2%
Adjusted EBIT ($ million)	25	(83)	+108
Adjusted EBIT margin	3.8%	(19.7)%	+2,350	bps

COMMERCIAL AND SPECIALTY VEHICLES

European truck market was up 22% year over year, with light-duty trucks (“LCV”) up 24%, while medium and heavy trucks (“M&H”) were up 17%. South American truck market was up 17% in LCV and up 32% in M&H. Order book is strong across all regions. Bus market decreased 19% in both Europe and South America.

Net sales were up 39%, primarily driven by higher truck volumes.

Adjusted EBIT was $76 million, with Adjusted EBIT margin at 2.7%. The $132 million increase was driven by higher volumes and positive price realization.

	Q1 2021	Q1 2020	Change	Change at c.c.(*)
Net sales ($ million)	2,805	2,021	+38.8%	+30.4%
Adjusted EBIT ($ million)	76	(56)	+132
Adjusted EBIT margin	2.7%	(2.8)%	+550	bps

POWERTRAIN

Net sales were up 64% due to higher sales volume. Sales to external customers accounted for 47% of total net sales (44% in Q1 2020).

Adjusted EBIT increased $84 million to $115 million, with Adjusted EBIT margin at 9.3%, due to favorable volume and mix, partially offset by higher freight costs and higher spending for regulatory programs.

	Q1 2021	Q1 2020	Change	Change at c.c.(*)
Net sales ($ million)	1,234	753	+63.9%	+52.3%
Adjusted EBIT ($ million)	115	31	+84
Adjusted EBIT margin	9.3%	4.1%	+520	bps

FINANCIAL SERVICES

Revenues were down 8% due to lower average portfolio in North America and lower off-lease equipment sales, partially offset by higher loan yields in North America and higher average portfolios in Europe, South America and Rest of World.

Net income increased $11 million to $91 million, primarily as a result of lower risk costs, favorable retail margin in North America and lower losses on used equipment sales.

The managed portfolio (including unconsolidated joint ventures) was $25.8 billion at the end of the quarter, up $1.1 billion compared to March 31, 2020 (flat on a constant currency basis). The receivable balance greater than 30 days past due as a percentage of receivables was 2.1% (2.6% as of March 31, 2020).

	Q1 2021	Q1 2020	Change	Change at c.c.(*)
Revenues ($ million)	448	489	-8.4%	-8.5%
Net income ($ million)	91	80	+11
Equity at quarter-end ($ million)	2,967	2,639	+328
Retail loan originations ($ million)	2,449	2,120	+15.5%

Refer to section “Notes” at page 3 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations	2

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(*)	c.c. means at constant currency.

Non-GAAP	Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH	Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19;

PRESS RELEASE

general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference	Call and Webcast

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present first quarter 2021 results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q1_2021 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London,	May 5, 2021

CONTACTS

Media Inquiries

United Kingdom

Richard Gadeselli

Tel: +44 207 7660 346

Francesco Polsinelli

Tel: +39 335 177 6091

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

Investor Relations

United Kingdom

Federico Donati

Tel: +44 207 7660 386

United States

Noah Weiss

Tel: +1 630 887 3745

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020

(Unaudited, U.S.-GAAP)

	Three Months Ended March 31,
($ million)	2021	2020
Revenues
Net sales	7,043	4,993
Finance, interest and other income	430	468
TOTAL REVENUES	7,473	5,461
Costs and Expenses
Cost of goods sold	5,733	4,414
Selling, general and administrative expenses	540	526
Research and development expenses	263	214
Restructuring expenses	2	5
Interest expense	161	181
Other, net	217	197
TOTAL COSTS AND EXPENSES	6,916	5,537
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	557	(76)
Income tax (expense) benefit	(157)	23
Equity in income (loss) of unconsolidated subsidiaries and affiliates	25	(1)
NET INCOME (LOSS)	425	(54)
Net income attributable to noncontrolling interests	17	11
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	408	(65)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.30	(0.05)
Diluted	0.30	(0.05)

Cash dividends declared per common share	-	-

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020

(Unaudited, U.S.-GAAP)

($ million)	March 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	7,059	8,785
Restricted cash	908	844
Trade receivables, net	493	506
Financing receivables, net	17,750	18,457
Inventories, net	6,880	6,022
Property, plant and equipment, net	4,574	4,923
Investments in unconsolidated subsidiaries and affiliates	499	529
Investments at fair value through profit and loss	357	392
Equipment under operating leases	1,943	1,978
Goodwill, net	1,922	1,924
Other intangible assets, net	753	772
Deferred tax assets	1,368	1,451
Derivative assets	138	160
Other assets	2,061	1,976
TOTAL ASSETS	46,705	48,719
LIABILITIES AND EQUITY
Debt	23,805	26,053
Trade payables	6,465	6,357
Deferred tax liabilities	119	112
Pension, postretirement and other postemployment benefits	1,556	1,617
Derivative liabilities	156	139
Other liabilities	9,098	9,412
Total Liabilities	41,199	43,690
Redeemable noncontrolling interest	41	40
Equity	5,465	4,989
TOTAL LIABILITIES AND EQUITY	46,705	48,719

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020

(Unaudited- U.S.-GAAP)

	Three Months Ended March 31,
($ million)	2021	2020
Operating activities:
Net income (loss)	425	(54)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	151	155
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	136	128
Loss on repurchase of notes	8	-
Undistributed income of unconsolidated subsidiaries	18	7
Other non-cash items	78	39
Changes in operating assets and liabilities:
Provisions	24	(152)
Deferred income taxes	41	(32)
Trade and financing receivables related to sales, net	132	644
Inventories, net	(902)	(551)
Trade payables	289	(504)
Other assets and liabilities	(28)	(212)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	372	(532)
Investing activities:
Additions to retail receivables	(1,077)	(926)
Collections of retail receivables	1,191	1,035
Proceeds from sale of assets, net of assets under operating leases and assets sold under buy-back commitments	-	5
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(71)	(63)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(297)	(256)
Other	64	127
NET CASH USED IN INVESTING ACTIVITIES	(190)	(78)
Financing activities:
Net decrease in debt	(1,593)	(194)
Dividends paid	(1)	(1)
NET CASH USED IN FINANCING ACTIVITIES	(1,594)	(195)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(250)	(264)
DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,662)	(1,069)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	9,629	5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	7,967	4,704

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended March 31, 2021 and 2020

(Unaudited, U.S.-GAAP)

	Three Months Ended March 31, 2021					Three Months Ended March 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	7,043	-	-		7,043	4,993	-	-		4,993
Finance, interest and other income	16	448	(34	) (2)	430	15	489	(36	) (2)	468
TOTAL REVENUES	7,059	448	(34)		7,473	5,008	489	(36)		5,461
Costs and Expenses
Cost of goods sold	5,733	-	-		5,733	4,414	-	-		4,414
Selling, general and administrative expenses	486	54	-		540	464	62	-		526
Research and development expenses	263	-	-		263	214	-	-		214
Restructuring expenses	2	-	-		2	5	-	-		5
Interest expense	82	113	(34	) (3)	161	74	143	(36	) (3)	181
Other, net	54	163	-		217	15	182	-		197
TOTAL COSTS AND EXPENSES	6,620	330	(34)		6,916	5,186	387	(36)		5,537
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	439	118	-		557	(178)	102	-		(76)
Income tax (expense) benefit	(124)	(33)	-		(157)	53	(30)	-		23
Equity in income (loss) of unconsolidated subsidiaries and affiliates	19	6	-		25	(9)	8	-		(1)
NET INCOME (LOSS)	334	91	-		425	(134)	80	-		(54)

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of March 31, 2021 and December 31, 2020

(Unaudited, U.S.-GAAP)

	March 31, 2021					December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	6,590	469	-		7,059	8,017	768	-		8,785
Restricted cash	104	804	-		908	99	745	-		844
Trade receivables, net	491	22	(20	) (2)	493	508	23	(25	) (2)	506
Financing receivables, net	1,217	18,850	(2,317	) (3)	17,750	902	19,428	(1,873	) (3)	18,457
Inventories, net	6,851	29	-		6,880	5,981	41	-		6,022
Property, plant and equipment, net	4,573	1	-		4,574	4,922	1	-		4,923
Investments in unconsolidated subsidiaries and affiliates	232	267	-		499	256	273	-		529
Investments at fair value through profit and loss	357	-	-		357	392	-	-		392
Equipment under operating leases	54	1,889	-		1,943	65	1,913	-		1,978
Goodwill, net	1,766	156	-		1,922	1,767	157	-		1,924
Other intangible assets, net	736	17	-		753	755	17	-		772
Deferred tax assets	1,359	166	(157	) (4)	1,368	1,422	189	(160	) (4)	1,451
Derivative assets	89	67	(18	) (5)	138	103	76	(19	) (5)	160
Other assets	2,005	158	(102	) (2)	2,061	1,919	172	(115	) (2)	1,976
TOTAL ASSETS	26,424	22,895	(2,614)		46,705	27,108	23,803	(2,192)		48,719
LIABILITIES AND EQUITY
Debt	7,434	18,688	(2,317	) (3)	23,805	8,288	19,638	(1,873	) (3)	26,053
Trade payables	6,259	230	(24	) (2)	6,465	6,167	220	(30	) (2)	6,357
Deferred tax liabilities	15	261	(157	) (4)	119	14	258	(160	) (4)	112
Pension, postretirement and other postemployment benefits	1,535	21	-		1,556	1,597	20	-		1,617
Derivative liabilities	122	52	(18	) (5)	156	102	56	(19	) (5)	139
Other liabilities	8,520	676	(98	) (2)	9,098	8,842	680	(110	) (2)	9,412
Total Liabilities	23,885	19,928	(2,614)		41,199	25,010	20,872	(2,192)		43,690
Redeemable noncontrolling interest	41	-	-		41	40	-	-		40
Equity	2,498	2,967	-		5,465	2,058	2,931	-		4,989
TOTAL LIABILITIES AND EQUITY	26,424	22,895	(2,614)		46,705	27,108	23,803	(2,192)		48,719

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3)	Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4)	Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5)	Elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the three months ended March 31, 2021 and 2020

(Unaudited- U.S.-GAAP)

	Three Months Ended March 31, 2021					Three Months Ended March 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Operating activities:
Net income (loss)	334	91	-		425	(134)	80	-		(54)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	150	1	-		151	155	-	-		155
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	68	68	-		136	65	63	-		128
Loss on repurchase of notes	8	-	-		8	-	-	-		-
Undistributed income (loss) of unconsolidated subsidiaries	26	(6)	(2	) (2)	18	55	(8)	(40	) (2)	7
Other non-cash items	64	14	-		78	15	24	-		39
Changes in operating assets and liabilities:
Provisions	25	(1)	-		24	(150)	(2)	-		(152)
Deferred income taxes	30	11	-		41	(27)	(5)	-		(32)
Trade and financing receivables related to sales, net	9	126	(3	) (3)	132	46	600	(2	) (3)	644
Inventories, net	(1,014)	112	-		(902)	(697)	146	-		(551)
Trade payables	273	12	4	(3)	289	(478)	(28)	2	(3)	(504)
Other assets and liabilities	(73)	46	(1	) (3)	(28)	(223)	11	-	(3)	(212)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(100)	474	(2)		372	(1,373)	881	(40)		(532)
Investing activities:
Additions to retail receivables	-	(1,077)	-		(1,077)	-	(926)	-		(926)
Collections of retail receivables	-	1,191	-		1,191	-	1,035	-		1,035
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	-	-	-		-	5	-	-		5
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(70)	(1)	-		(71)	(63)	-	-		(63)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(155)	(142)	-		(297)	(98)	(158)	-		(256)
Other	(134)	192	6	(4)	64	517	(390)	-	(4)	127
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(359)	163	6		(190)	361	(439)	-		(78)
Financing activities:
Net increase (decrease) in debt	(735)	(858)	-		(1,593)	245	(439)	-		(194)
Dividends paid	(1)	(2)	2	(2)	(1)	(1)	(40)	40	(2)	(1)
Other	-	6	(6	) (4)	-	-	-	-	(4)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(736)	(854)	(4)		(1,594)	244	(479)	40		(195)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(227)	(23)	-		(250)	(208)	(56)	-		(264)
DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,422)	(240)	-		(1,662)	(976)	(93)	-		(1,069)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	8,116	1,513	-		9,629	4,527	1,246	-		5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	6,694	1,273	-		7,967	3,551	1,153	-		4,704

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3)	This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP ($ million)

	Three Months ended March 31, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						425
Less: Consolidated Income tax (expense) benefit						(157)
Consolidated Income before taxes						582
Less: Financial Services
Financial Services Net income						91
Financial Services Income taxes						33
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						66
Foreign exchange (gains) losses, net						18
Finance and non-service component of Pension and other post-employment benefit costs(1)						(34)
Adjustments for the following Industrial Activities items:

Restructuring expenses	2	(1)	1	-	-	2
Nikola investment fair value adjustment	-	-	-	-	35	35
Adjusted EBIT of Industrial Activities	399	25	76	115	(70)	545

	Three Months ended March 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(54)
Less: Consolidated Income tax (expense) benefit						23
Consolidated Income (loss) before taxes						(77)
Less: Financial Services
Financial Services Net income						80
Financial Services Income taxes						30
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						59
Foreign exchange (gains) losses, net						(2)
Finance and non-service component of Pension and other post-employment benefit costs(1)						(30)
Adjustments for the following Industrial Activities items:
Restructuring expenses	2	1	2	-	-	5
Other discrete items	-	-	-	-	7	7
Adjusted EBIT of Industrial Activities	24	(83)	(56)	31	(64)	(148)

(1)  In the three months ended March 31, 2021 and 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under U.S.-GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Third party (debt)	(23,805)	(26,053)	(6,286)	(7,271)	(17,519)	(18,782)
Intersegment notes payable	-	-	(1,148)	(1,017)	(1,169)	(856)
Total (Debt)(1)	(23,805)	(26,053)	(7,434)	(8,288)	(18,688)	(19,638)
Cash and cash equivalents	7,059	8,785	6,590	8,017	469	768
Restricted cash	908	844	104	99	804	745
Intersegment notes receivable	-	-	1,169	856	1,148	1,017
Other current financial assets(2)	164	94	164	94	-	-
Derivatives hedging debt	(2)	8	(2)	8	-	-
Net Cash (Debt)(3)	(15,676)	(16,322)	591	786	(16,267)	(17,108)

(1)   Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,148 million and $1,017 million as of March 31, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,169 million and $856 million as of March 31, 2021 and December 31, 2020, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)   The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $(21) million and $161 million as of March 31, 2021 and December 31, 2020, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP ($ million)

	March 31, 2021	December 31, 2020

Cash and cash equivalents	7,059	8,785

Restricted cash	908	844

Undrawn committed facilities	5,755	6,148

Other current financial assets(1)	164	94

Available liquidity	13,886	15,871

	(1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net Cash (Debt) of Industrial Activities under U.S.-GAAP ($ million)
	Three Months ended March 31,
	2021	2020
Net Cash (Debt) of Industrial Activities at beginning of period	786	(854)
Adjusted EBIT of Industrial Activities	545	(148)
Depreciation and Amortization	150	155
Depreciation of assets under operating leases and assets sold with buy-back commitments	68	65
Cash interest and taxes	(85)	(79)
Changes in provisions and similar(1)	(71)	(166)
Change in working capital	(873)	(1,293)
Operating cash flow of Industrial Activities	(266)	(1,466)
Investments in property, plant and equipment, and intangible assets(2)	(70)	(63)
Other changes	(35)	6
Free cash flow of Industrial Activities	(371)	(1,523)
Capital increases and dividends	(1)	(1)
Currency translation differences and other(3)	177	68
Change in Net Cash (Debt) of Industrial Activities	(195)	(1,456)
Net Cash (Debt) of Industrial Activities at end of period	591	(2,310)

(1)   Including other cash flow items related to operating lease and buy-back activities.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   In the three months ended March 31, 2021, this item also includes the charge of $8 million related to the repurchase of Notes.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S.-GAAP ($ million)
	Three Months ended March 31,
	2021	2020
Net cash provided by (used in) Operating Activities	372	(532)
Less: Cash flows from Operating Activities of Financial Services net of eliminations	472	841
Change in derivatives hedging debt of Industrial Activities and other	(11)	5
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(155)	(98)
Operating cash flow of Industrial Activities	(266)	(1,466)
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(70)	(63)
Other changes(1)	(35)	6
Free cash flow of Industrial Activities	(371)	(1,523)

	(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and
Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP ($ million, except per share data)
	Three Months ended March 31,
	2021	2020
Net income (loss)	425	(54)
Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	15	(18)
Adjustments impacting Income tax (expense) benefit (b)	14	6
Adjusted net income (loss)	454	(66)
Adjusted net income (loss) attributable to CNH Industrial N.V.	437	(77)
Weighted average shares outstanding – diluted (million)	1,359	1,350
Adjusted diluted EPS ($)	0.32	(0.06)

Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	557	(76)
Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	15	(18)
Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	572	(94)
Income tax (expense) benefit	(157)	23
Adjustments impacting Income tax (expense) benefit (b)	14	6
Adjusted income tax (expense) benefit (B)	(143)	29

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	25%	31%

	a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates
Nikola investment fair value adjustment	35	-
Restructuring expenses	2	5
Loss on repurchase of notes	8	-
Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(30)
Other discrete items	-	7
Total	15	(18)

b) Adjustments impacting Income tax (expense) benefit
Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	7	6
Other	7	-
Total	14	6

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Revenues by Segment under EU-IFRS ($ million)
	Three Months ended March 31,
	2021	2020	% change
Agriculture	3,039	2,243	35.5
Construction	656	422	55.5
Commercial and Specialty Vehicles	2,805	2,021	38.8
Powertrain	1,235	753	64.0
Eliminations and other	(690)	(447)	-
Total Industrial Activities	7,045	4,992	41.1
Financial Services	447	488	-8.4
Eliminations and other	(28)	(30)	-
Total	7,464	5,450	37.0

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS ($ million)
	Three Months ended March 31,
	2021	2020	$ change	2021 adjusted EBIT margin	2020 adjusted EBIT margin
Agriculture	390	16	374	12.8%	0.7%
Construction	24	(83)	107	3.7%	(19.7)%
Commercial and Specialty Vehicles	71	(66)	137	2.5%	(3.3)%
Powertrain	108	13	95	8.7%	1.7%
Unallocated items, eliminations and other	(73)	(69)	-4	-	-
Adjusted EBIT of Industrial Activities	520	(189)	709	7.4%	(3.8)%
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Other key data under EU-IFRS ($ million)

	March 31, 2021	December 31, 2020
Total Assets	48,457	50,556
Total Equity	7,130	6,735
Equity attributable to CNH Industrial N.V.	7,029	6,651
Net Cash (Debt)	(16,220)	(16,874)
of which Net Cash (Debt) of Industrial Activities(1)	118	297
Net Income of Financial Services	98	89
	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S.-GAAP to EU-IFRS
($ million)
	Three Months ended March 31,
	2021	2020
Net income (loss) in accordance with U.S. GAAP	425	(54)
Adjustments to conform with EU-IFRS:
Development costs	(20)	(31)
Nikola investment fair value adjustment(1)	35	-
Other adjustments(2)	(39)	(26)
Tax impact on adjustments and other income tax differences	12	12
Total adjustments	(12)	(45)
Profit (loss) in accordance with EU-IFRS	413	(99)

(1)  Starting from the second quarter of 2020, the investment in Nikola Corporation is measured at fair value through profit or loss under U.S. GAAP. This investment is measured at fair value through other comprehensive income under EU-IFRS.

(2)  This item also includes the different accounting impacts from the modification of a healthcare plan in the U.S.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	March 31, 2021	December 31, 2020
Total Equity under U.S. GAAP	5,465	4,989
Adjustments to conform with EU-IFRS:
Development costs	2,092	2,193
Other adjustments	16	34
Tax impact on adjustments and other income tax differences	(443)	(481)
Total adjustments	1,665	1,746
Total Equity under EU-IFRS	7,130	6,735

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2021			Three Months Ended March 31, 2020
	Average	At March 31,	At December 31, 2020	Average	At March 31,
Euro	0.830	0.853	0.815	0.907	0.913
Pound sterling	0.725	0.727	0.733	0.782	0.809
Swiss franc	0.906	0.944	0.880	0.968	0.966
Polish zloty	3.773	3.967	3.716	3.922	4.154
Brazilian real	5.477	5.749	5.194	4.459	5.203
Canadian dollar	1.266	1.261	1.274	1.344	1.425
Turkish lira	7.400	8.294	7.427	6.115	6.577

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement for the three months ended March 31, 2021 and 2020

(Unaudited, EU-IFRS)

	Three Months Ended March 31,

($ million)	2021	2020
Net revenues	7,464	5,450
Cost of sales	5,995	4,729
Selling, general and administrative costs	525	502
Research and development costs	287	248
Result from investments:	28	-
Share of the profit/(loss) of investees accounted for using the equity method	28	-
Restructuring costs	2	5
Other income/(expenses)	(36)	(46)
Financial income/(expenses)	(89)	(54)
PROFIT/(LOSS) BEFORE TAXES	558	(134)
Income tax (expense) benefit	(145)	35
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	413	(99)
PROFIT/(LOSS) FOR THE PERIOD	413	(99)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	396	(110)
Non-controlling interests	17	11

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.29	(0.08)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.29	(0.08)

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position as of March 31, 2021 and December 31, 2020

(Unaudited, EU-IFRS)

($ million)	March 31, 2021	December 31, 2020
ASSETS
Intangible assets	4,711	4,832
Property, plant and equipment	5,039	5,414
Investments and other non-current financial assets:	958	1,021
Investments accounted for using the equity method	537	569
Equity investments measured at fair value through other comprehensive income	357	392
Other investments and non-current financial assets	64	60
Leased assets	1,943	1,978
Defined benefit plan assets	24	25
Deferred tax assets	1,007	1,061
Total Non-current assets	13,682	14,331
Inventories	6,865	6,000
Trade receivables	490	503
Receivables from financing activities	17,827	18,529
Current tax receivables	126	160
Other current receivables and financial assets	1,159	1,041
Prepaid expenses and other assets	190	189
Derivative assets	138	160
Cash and cash equivalents	7,967	9,629
Total Current assets	34,762	36,211
Assets held for sale	13	14
TOTAL ASSETS	48,457	50,556
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,029	6,651
Non-controlling interests	101	84
Total Equity	7,130	6,735
Provisions:	5,010	5,239
Employee benefits	1,674	1,864
Other provisions	3,336	3,375
Debt:	24,333	26,618
Asset-backed financing	11,105	11,923
Other debt	13,228	14,695
Derivative liabilities	156	139
Trade payables	6,462	6,355
Tax liabilities	232	186
Deferred tax liabilities	207	203
Other current liabilities	4,927	5,081
Total Liabilities	41,327	43,821
TOTAL EQUITY AND LIABILITIES	48,457	50,556

These Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2021 and 2020

(Unaudited, EU-IFRS)

	Three Months Ended March 31,
($ million)	2021	2020
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,629	5,773
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	413	(99)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	294	295
Other non-cash items	(3)	22
Loss on repurchase of notes	8	-
Dividends received	43	6
Change in provisions	(72)	(179)
Change in deferred income taxes	22	(41)
Change in items due to buy-back commitments(1)	(14)	(96)
Change in operating lease items(2)	38	50
Change in working capital	(654)	(1,190)
TOTAL	75	(1,232)
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(160)	(142)
Consolidated subsidiaries and other equity investments	(11)	(3)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	-	5
Net change in receivables from financing activities	213	698
Change in other current financial assets	(83)	-
Other changes	155	104
TOTAL	114	662
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	(1,598)	(224)
Dividends paid	(1)	(1)
Purchase of ownership interests in subsidiaries	-	(9)
TOTAL	(1,599)	(234)
Translation exchange differences	(252)	(265)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,662)	(1,069)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,967	4,704

Notes:

(1)

Cash generated from the sale of vehicles under buy-back commitments is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.